UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2011

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

June 30, 2011

To whom it may concern:

Mizuho Financial Group, Inc.

Filing of Extraordinary Report

Mizuho Financial Group, Inc. (the “Company”) hereby announces that it filed today an extraordinary report concerning the results of the exercise of voting rights at the general meeting of shareholders of the Company.

1. Reason for Filing

Given that the proposals were adopted or rejected at the 9th Ordinary General Meeting of Shareholders (which shall also constitute the general meeting of class shareholders concerning shares of common stock) of the Company held on June 21, 2011, and at each of the general meetings of class shareholders concerning shares of the Eleventh Series Class XI Preferred Stock and the Thirteenth Series Class XIII Preferred Stock of the Company held on June 29, 2011, the Company filed the extraordinary report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2. Description of Report

I. Ordinary General Meeting of Shareholders (which shall also constitute the general meeting of class shareholders concerning shares of common stock)

(1) Date on Which the General Meeting of Shareholders Was Held

June 21, 2011

(2) Details of Matters to be Resolved

<Company’s Proposals (Proposals 1 through 4)>

Proposal 1:	Disposal of surplus

(i) Matters related to Dividends from Surplus to Shareholders

	Common Stock	JPY 6 per share
	Eleventh Series Class XI Preferred Stock	JPY 20 per share
	Thirteenth Series Class XIII Preferred Stock	JPY 30 per share

(ii) Effective Date of Dividends from Surplus June 21, 2011

Proposal 2:	Partial amendment to the Articles of Incorporation

It was proposed that the partial amendment to Articles of Incorporation, which, among other things, increases the total number of shares of common stock that the Company is authorized to issue, and, in accordance with such increase, increases the total number of shares of capital stock that the Company is authorized to issue, be made.

Proposal 3:	Appointment of seven (7) Directors

It was proposed that Messrs. Yasuhiro Sato, Junichi Nishizawa, Mitsuaki Tsuchiya, Masaaki Kono, Akihiko Nomiyama, Mitsuo Ohashi and Kanemitsu Anraku, seven (7) in total, be appointed to assume the office of Director.

Proposal 4:	Appointment of three (3) Corporate Auditors

It was proposed that Messrs. Yoshinobu Shigeji, Toshinari Iyoda and Isao Imai, three (3) in total, be appointed to assume the office of Corporate Auditor.

<Shareholders’ Proposals (Proposals 5 through 10)>

Proposal 5:	Amendment to the Articles of Incorporation (Preparation of an evaluation report in an appropriate manner)

It was proposed that a provision be added to the Articles of Incorporation to the effect that, in the case where the Company or its affiliate prepares an evaluation report on corporate value, such report shall be appropriately prepared.

Proposal 6:

Amendment to the Articles of Incorporation (Establishment of a third-party investigation committee on the Kanebo evaluation report issue, etc.)

It was proposed that a provision be added to the Articles of Incorporation to the effect that, depending on the calculation result of corporate value, the Company shall establish an independent third-party investigation committee, identify the cause, and publish the results.

Proposal 7:	Amendment to the Articles of Incorporation (Exercise of voting rights of shares held for strategic reasons)

It was proposed that a provision be added to the Articles of Incorporation to the effect that the Company shall instruct its subsidiaries to exercise appropriately their voting rights of shares held for strategic reasons.

Proposal 8:	Amendment to the Articles of Incorporation (Disclosure of compensation paid to each officer)

It was proposed that a provision be added to the Articles of Incorporation to the effect that the amount of compensation and/or bonus for Directors and Corporate Auditors, etc., shall be individually described in reference materials attached to the convocation notice of the general meeting of shareholders.

Proposal 9:	Amendment to the Articles of Incorporation (Production of a robust computer system)

It was proposed that a provision be added to the Articles of Incorporation to the effect that, when producing a computer system, the Company shall take all possible measures to ensure a robust computer system.

Proposal 10:	Amendment to the Articles of Incorporation (Relaxing of the restriction on the number of characters available with regard to a shareholders’ proposal)

It was proposed that a provision be added to the Articles of Incorporation to the effect that the restriction on the number of characters in a description of reasons for a shareholder’s proposal shall be relaxed.

(3) Number of Voting Rights for Approval, Disapproval and Abstentions in the Matters to be Resolved, and the Approval Requirements and Voting Results thereof

Matters to be Resolved	Number of Approvals (units)	Number of Disapprovals (units)	Number of Abstentions (units)	Approval Rate (%)	Voting Result
Proposal 1 Disposal of surplus	135,959,200	923,127	818,812	96	Adopted
Proposal 2 Partial Amendment to the Articles of Incorporation	125,667,175	7,622,755	823,382	91	Adopted
Proposal 3 Appointment of seven (7) Directors Yasuhiro Sato Junichi Nishizawa Mitsuaki Tsuchiya Masaaki Kono Akihiko Nomiyama Mitsuo Ohashi Kanemitsu Anraku	119,555,027 122,375,091 123,088,749 123,181,678 109,643,791 109,506,362 109,627,258	17,122,138 14,320,737 13,607,079 13,514,150 27,192,226 27,329,655 27,208,759	1,022,933 1,004,270 1,004,270 1,004,270 864,079 864,079 864,079	85 87 87 87 78 77 78	Adopted Adopted Adopted Adopted Adopted Adopted Adopted
Proposal 4 Appointment of three (3) Corporate Auditors Yoshinobu Shigeji Toshinari Iyoda Isao Imai	125,780,747 126,359,658 135,668,123	11,085,974 10,507,055 1,198,425	823,382 823,382 823,382	89 89 96	Adopted Adopted Adopted
Proposal 5 Amendment to the Articles of Incorporation (Preparation of an evaluation report in an appropriate manner)	13,773,915	122,657,028	1,264,873	9	Rejected
Proposal 6 Amendment to the Articles of Incorporation (Establishment of a third-party investigation committee on the Kanebo evaluation report issue, etc.)	13,804,233	122,626,682	1,264,873	9	Rejected
Proposal 7 Amendment to the Articles of Incorporation (Exercise of voting rights of shares held for strategic reasons)	42,716,155	94,021,970	955,048	30	Rejected

Matters to be Resolved	Number of Approvals (units)	Number of Disapprovals (units)	Number of Abstentions (units)	Approval Rate (%)	Voting Result
Proposal 8 Amendment to the Articles of Incorporation (Disclosure of compensation paid to each officer)	45,478,255	91,377,547	840,672	32	Rejected
Proposal 9 Amendment to the Articles of Incorporation (Production of a robust computer system)	15,157,414	121,459,918	1,078,637	10	Rejected
Proposal 10 Amendment to the Articles of Incorporation (Relaxing of the restriction on the number of characters available with regard to a shareholders’ proposal)	54,451,300	82,388,399	856,504	38	Rejected

(Note)	Approval requirements for the adoption of each proposal are as follows:

•	Approval of a majority of the voting rights held by the shareholders present at the meeting is required for the adoption of proposal 1.

•

Approval of not less than two-thirds (2/3) of the voting rights held by the shareholders present at the meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights, is required for the adoption of proposal 2 and proposals 5 through 10.

•

Approval of a majority of the voting rights held by the shareholders present at the meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights, is required for the adoption of proposals 3 and 4.

(4) Reason for Not Counting a Portion of the Voting Rights of the Shareholders Present at the General Meeting of Shareholders

Since the results of all the proposals were conclusively decided by the exercise of the voting rights prior to the date of this general meeting, only the number of voting rights for approval, disapproval and abstentions of the shareholders present at the general meeting, which the Company was able to confirm, including those of the shareholders present by proxy and of officers, etc. present, has been counted.

II. General Meeting of Class Shareholders concerning Shares of the Eleventh Series Class XI Preferred Stock

(1) Date on Which the General Meeting of Shareholders Was Held

June 29, 2011

(2) Details of Matters to be Resolved

Proposal:	Partial Amendment to the Articles of Incorporation

It was proposed to increase the total number of shares of common stock that the Company is authorized to issue, and in accordance with such increase, to increase the total number of shares of capital stock that the Company is authorized to issue.

(3) Number of Voting Rights for Approval, Disapproval and Abstentions in the Matters to be Resolved, and the Approval Requirements and Voting Results thereof

Matters to be Resolved	Number of Approvals (units)	Number of Disapprovals (units)	Number of Abstentions (units)	Approval Rate (%)	Voting Result
Proposal Partial Amendment to the Articles of Incorporation	3,486,120	7,040	0	96	Adopted

(Note)	Approval requirements for the adoption of the proposal are as follows:

•

Approval of not less than two-thirds (2/3) of the voting rights held by the shareholders present at the meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights is required.

(4) Reason for Not Counting a Portion of the Voting Rights of the Shareholders Present at the General Meeting of Shareholders

Since the result of the proposal was conclusively decided by the exercise of the voting rights prior to the date of this general meeting of class shareholders, the number of voting rights of the shareholders present at the general meeting of class shareholders who the Company was unable to confirm as having approved, disapproved or abstained has not been counted.

III. General Meeting of Class Shareholders concerning Shares of the Thirteenth Series Class XIII Preferred Stock

(1) Date on Which the General Meeting of Shareholders Was Held

June 29, 2011

(2) Details of Matters to be Resolved

Proposal:	Partial Amendment to the Articles of Incorporation

It was proposed to increase the total number of shares of common stock that the Company is authorized to issue, and in accordance with such increase, to increase the total number of shares of capital stock that the Company is authorized to issue.

(3) Number of Voting Rights for Approval, Disapproval and Abstentions in the Matters to be Resolved, and the Approval Requirements and Voting Results thereof

Matters to be Resolved	Number of Approvals (units)	Number of Disapprovals (units)	Number of Abstentions (units)	Approval Rate (%)	Voting Result
Proposal Partial Amendment to the Articles of Incorporation	360,200	0	0	100	Adopted

(Note)	Approval requirements for the adoption of the proposal are as follows:

•

Approval of not less than two-thirds (2/3) of the voting rights held by the shareholders present at the meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights is required.

-End-